Exhibit 2.4

January 23, 2014

Dear Animas securityholder,

GoGold has a clear vision for the future of a combined GoGold/Animas and the benefits it will bring to all shareholders of the enlarged group. We need your support, however, to make this happen. My purpose in writing to you is to share directly with you our plans for the future, and to encourage you to accept our offer.

GoGold is a Canadian-based junior mineral exploration company engaged in the exploration and development of mineral properties. It currently holds two material properties: the San Diego Property in Mexico and the Parral Tailings Project in Mexico. The principal products under exploration and development by GoGold are precious metals, namely gold and silver. GoGold’s Parral Tailings Project commenced construction in October 2013 and is expected to start production in 2014.

Although we have the utmost confidence in our company’s prospects on a stand alone basis, we believe that the combination of GoGold and Animas provides an opportunity to create a unique and attractive company focused on mineral resources in Mexico. GoGold’s team includes the founders of Gammon Gold Inc. (now known as AuRico Gold Inc.). These founders were instrumental in the identification, financing and development of two currently producing mines in Mexico. Animas’ Santa Gertrudis Gold Project fits GoGold’s vision to add projects with potentially low start-up costs and a fast track to production.

We invite you to share in our vision by becoming a shareholder in this exciting new venture.

The Animas Board supports GoGold’s offer

Animas’ board of directors has unanimously recommended that Animas securityholders deposit their shares and warrants to the offer. The board has also recommended that securityholders reject the offer by Marlin, as it is inferior to the GoGold offer, and shareholders holding approximately 63.7% of the issued and outstanding Animas shares (approximately 66.9% on a fully-diluted basis) have agreed to deposit or cause to be deposited their Animas shares to the offer. It is against this background that we make this offer directly to you and request your support for what we know can be achieved.

Please accept this offer by completing and duly executing the accompanying Letter of Acceptance and Transmittal (printed on BLUE paper) in accordance with the instructions included at your earliest convenience.

GoGold’s offer to Animas securitholders

GoGold is offering Animas securityholders consideration of $0.07 in cash and 0.0851 of a GoGold share for a deemed offer price of $0.15 per Animas share. GoGold is also offering one GoGold share for each $0.94 of cumulative in-the-money value of Animas warrants.

Our offer provides you with a substantial premium to the underlying equity value of your company. The offer represents:

•	275 percent over the closing price of the Animas shares on the TSX-V on December 6, 2013, the last trading day prior to announcement of an unsolicited offer by Marlin;

•	50 percent over the consideration offered by Marlin pursuant to its unsolicited offer; and

•	88 percent over the closing price of the Animas Shares on the TSX-V on December 27, 2013, the last trading day prior to announcement of our offer.

The offer price has been calculated based on GoGold’s closing share price on the TSX on December 27, 2013, which was the last trading day prior to GoGold’s announcement of its intention to the make the offer. On January 21, 2013, the last full trading day prior to the mailing of the offer documents, the closing price of the GoGold shares on the TSX was $1.24, up from the closing price of $0.97 on December 27, 2013. This further ehances the premium to be received by Animas securitholders.

Why Animas securityholders should support GoGold’s offer

In addition to the above-noted significant premiums, our offer to you represents:

•	Ongoing participation in the exploration and development of the Santa Gertrudis Gold Project;

•	Enhanced liquidity in the form of cash and GoGold shares;

•	An opportunity to participate in the upside of GoGold’s Parral Tailings Project, which is expected to start production in 2014;

•	An opportunity to enhance and accelerate development of the Santa Gertrudis Gold Project through a dedicated team with a proven track record in Mexico; and

•	A strengthened balance sheet to support growth strategies.

The board of directors of GoGold believes that a combination of the two companies represents an exciting opportunity. We hope that you share our enthusiasm and request your support in making this transaction a great success.

Please read the enclosed offer document carefully and in its entirety as it contains important details concerning our offer. If you have any questions that require clarification on any aspect of our offer please feel free to contact the depositary, Computershare Investor Services Inc., at:

Toll Free (North America): 1-800-564-6253

Overseas: 1-514-982-7555

Email: corporateactions@computershare.com

I sincerely believe that this offer is in the best interests of all Animas securityholders and urge you to tender your Animas shares and Animas warrants in acceptance of our offer.

I look forward to welcoming you as a shareholder of an enlarged GoGold.

Yours truly,

Terence F Coughlan

President and Chief Executive Officer

GoGold Resources Inc.